Exhibit 16.1

L.L. BRADFORD & COMPANY, LLC

Las Vegas, Nevada

April 10, 2015

Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of DiMi Telematics International, Inc. (the “Company”) Form 8-K dated April 10, 2015, and are in agreement with the statements relating only to L.L. Bradford & Company, LLC contained therein. During the years ended August 31, 2014 and 2013 and through April 10, 2015, the Company has not had any disagreements with Bradford on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Bradford's satisfaction, would have caused them to make reference thereto in their reports on the Company's financial statements for such periods. We have no basis to agree or disagree with other statements of the Company contained therein.

Very truly yours,

L.L. BRADFORD & COMPANY, llc